Exhibit 99.3

EVEREST SPECIAL SITUATIONS FUND L.P.
Platinum House
21 Ha'arbaa Street
Tel Aviv 84739 Israel
Tel: 972-3-6858555
Fax: 972-3-6858557

February 20, 2008

Facsimile and Federal Express
Ira B. Lampert
Chairman, Chief Executive Officer and President
Concord Camera Corp.
4000 Hollywood Boulevard
Presidential Circle–6th Floor, North Tower
Hollywood, Florida 33021

Dear Mr. Lampert

Everest Special Situations Fund L.P. (“Everest”) is a significant shareholder of Concord Camera Corp. (“Concord” or the “Company”) owning 296,476 shares of Concord’s common stock, or approximately 5% of the outstanding shares.  We view Concord as a deep value investment and strongly believe in the Company’s long-term prospects despite its poor operating performance over the last four years.  Based on our extensive review and analysis of Concord’s financials and other public filings, we believe the Company is currently in an excellent position to initiate substantial changes to its business.  We read with interest last week that the special committee established by the Board to explore the strategic alternatives available to the Company was close to making its recommendations.  We look forward to reviewing the special committee’s recommendations, however, we encourage the Board to fully and immediately explore all strategic alternatives available to it in its efforts to reverse Concord’s recent run of sixteen straight quarters of losses and maximize value for stockholders.

Everest has, in the past, collaborated with a number of companies in situations similar to Concord’s.  We have had success acting as a liaison between turnaround and corporate rescue firms and companies and their board of directors in order to efficiently effect strategic business plans, and encourage the Board to make use of our experience and expertise.  We are ready to assist the Board in any way we can in its exploration of all available strategic alternatives.  However, if we believe the Board does not take actions we believe are in the best interest of stockholders, we will take whatever action we deem necessary in order to protect our rights as stockholders, including seeking Board representation at the next annual meeting of stockholders.  We look forward to your response.

Sincerely,

/s/ Elchanan Maoz

Elchanan (Nani) Maoz